

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 30, 2009

Mr. Frank J. Wood
Chief Financial Officer
Foundation Coal Holdings, Inc.
999 Corporate Boulevard, Suite 300
Linthicum Heights, Maryland 21090

   Re: **Re: Foundation Coal Holdings, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      File No. 001-32331

      Foundation Coal Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed March 19, 2008
      File No. 333-120979-49

Dear Mr. Wood:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director